UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2023

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 6, 2023, BioNTech SE (the “Company”) issued a press release announcing its third quarter 2023 financial results and corporate update and details of a conference call to be held at 8:00 am EST on November 6, 2023 to discuss the results. The press release and the conference call presentation are attached as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.
The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Jens Holstein
Name: Jens Holstein
Title: Chief Financial Officer
Date: November 6, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech Announces Third Quarter 2023 Financial Results and Corporate Update

99.2	Third Quarter 2023: Corporate Update and Financial Results